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                              RICOH COMPANY, LTD.

                                                                  March 19, 2010

VIA EDGAR AND
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OVERNIGHT DELIVERY
------------------

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

     Re:  Ricoh Company, Ltd.
          Form 20-F for the Fiscal Year Ended March 31, 2009
          Filed June 30, 2009
          File No. 002-68279

Dear Mr. Vaughn:

     In connection with the comments regarding the annual report of Ricoh Company, Ltd. ("Ricoh") on Form 20-F for the fiscal year ended March 31, 2009 in your letter dated March 8, 2010, Ricoh offers the following responses. For the convenience of the staff of the United States Securities and Exchange Commission (the "Commission"), Ricoh has reproduced the comments set forth in your letter in boldface type, which is followed by its responses.

Form 20-F for the Fiscal Year Ended March 31, 2009
--------------------------------------------------

Item 5. Operating and Financial Review and Prospects, page 33
-------------------------------------------------------------

-Critical Accounting Policies, page 36
--------------------------------------

-Impairment of Long-lived Assets and Goodwill, page 39
------------------------------------------------------

1. In order to provide investors with greater insight into the probability of a future material impairment charge, please revise your disclosures in future filings to disclose the following for any of your reporting units with material amounts of goodwill that are at risk of failing step one:

     . Disclose the percentage by which the fair value exceeded carrying value as of the date of the most recent test;

     .    Disclose the amount of goodwill allocated to each reporting unit;

     . Describe the methods and key assumptions used and how the key assumptions were determined;

     . Describe the degree of uncertainty associated with the key assumptions; and


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     .    Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

RESPONSE:

     In accordance with your comment, Ricoh will revise its Item 5 disclosure in future filings to disclose the items noted above for any of its reporting units with material amounts of goodwill that are at risk of failing step one.

-Fiscal Year 2009 Compared to Fiscal Year 2008, page 43
-------------------------------------------------------

2. We note disclosures throughout this section that the acquisitions of IKON and InfoPrint Solutions impacted your results of operations. In order to provide the reader with greater insight into your results of operations and the comparability between periods, please revise future filings to quantify the impact of acquisitions on your results of operations.

RESPONSE:

     In accordance with your comment, Ricoh will revise its Item 5 disclosure in future filings to quantify the impact of acquisitions, including the acquisitions of IKON Office Solutions, Inc. ("IKON") and InfoPrint Solutions Company, LLC, on its results of operations.

3. We note your disclosures on page 46 related to the change in your effective tax rate from fiscal 2008 to fiscal 2009. Please revise your future filings to explain in greater detail why your effective tax increased significantly from fiscal 2008 to fiscal 2009. For example, we note from your disclosure on page F-32 that tax benefits not recognized on operating losses of certain consolidated subsidiaries significantly impacted your effective tax rate. Provide investors with a more detailed explanation on the nature of these benefits, why the benefits were not recognized and why the benefits not recognized resulted in a significant increase in the effective tax rate.

RESPONSE:

     In accordance with your comment, Ricoh will revise its Item 5 disclosure in future filings to explain in greater detail why its effective tax increased significantly from fiscal 2008 to fiscal 2009.

Index to Consolidated Financial Statements, page F-1
----------------------------------------------------

Note 2.  Significant Accounting and Reporting Policies, page F-10
-----------------------------------------------------------------

-(L).  Goodwill and Other Intangible Assets, page F-15
------------------------------------------------------

4. We note that you changed your annual impairment measurement date from September 30, 2008 to December 31, 2008 in connection with your acquisition of IKON Office Solutions, Inc. on October 31, 2008. With reference to the guidance in paragraph 350-20-35-28 of the FASB Accounting Standards Codification, please tell

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     us if you completed your impairment testing for goodwill on September 30,
     2008 prior to changing your impairment measurement date. Please note the guidance in Section II.(G)(2) of the Current Accounting and Disclosure Issues in the Division of Corporation Finance dated November 30, 2006, which you can find on our website at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

RESPONSE:

     Prior to changing its impairment measurement date to December 31, 2008, Ricoh completed its annual impairment testing as of September 30, 2008, and determined that no impairment charge was necessary.

5. Please tell us and revise your future filings to explain in more detail why [you] believe that this change in accounting principle related to the change in measurement date for goodwill is preferable.

RESPONSE:

     After completing its annual impairment testing as of September 30, 2008, Ricoh acquired IKON on October 31, 2008, which resulted in Ricoh recognizing a material amount of goodwill. However, the business climate in which Ricoh operates changed significantly in an adverse manner from October 2008, and Ricoh believed that such adverse change might reduce the fair value of such reporting unit below its carrying amount. Therefore, Ricoh performed additional impairment testing as of December 31, 2008. As a result of such additional impairment testing, Ricoh decided to change its annual impairment measurement date for goodwill to December 31 in order to better align the goodwill impairment measurement date with its acquisition of IKON on October 31, 2008.

6. We note that your auditor has not included an explanatory paragraph in its opinion relating to the change in accounting principle. Please have your auditor tell us how it has considered the requirements of Article 2 of Regulation S-X and paragraphs 5-8 of PCAOB Auditing Standard 6 in concluding that no such explanatory paragraph was necessary.

RESPONSE:

     Ricoh's auditor has provided the following response:

     We considered the requirements stated in the comment letter at the time of our issuance of the audit report and concluded that an explanatory paragraph was not necessary because the change in accounting principle had no impact on Ricoh's consolidated financial statements.

Note 3. Acquisition, page F-20
------------------------------

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7.   We note that you acquired IKON Office Solutions, Inc. for total cash consideration of Yen 170,310 million and that you allocated Yen 185,864 million to liabilities. Please tell us and revise your future filings to include a more detailed explanation of the nature of the liabilities that you assumed in connection with the acquisition.

RESPONSE:

     In accordance with your comment, Ricoh will revise the footnotes to its consolidated financial statements in future filings to include more detail of the nature of the liabilities assumed in connection with the IKON acquisition. The below table reflects the October 31, 2008 condensed balance sheet of IKON, as adjusted to give effect to the purchase method accounting adjustments, and provides further detail on the liabilities assumed by Ricoh with the IKON acquisition.

                                                       Thousands of
                                     Millions of Yen   U.S. Dollars
                                     ---------------   --------------
 Receivables and other assets          Yen 138,532       $1,399,313
 Property and equipment                     18,798          189,879
 Identifiable intangible assets             55,566          561,273
 Goodwill                                  143,278        1,447,253
 Trade payables                            (23,616)        (238,545)
 Debt                                      (81,737)        (825,626)
 Other liabilities                         (80,511)        (813,242)
                                       -----------       ----------
 Total cash consideration              Yen 170,310       $1,720,303
                                       ===========       ==========

Note 6. Securities, page F-26
-----------------------------

8. We note from page F-6 that you recognized Yen 27.8 billion of impairment losses related to your securities. We further note from page 45 that these losses were attributable to the decrease in the stock market. Please tell us and revise your future filings to explain in more detail the nature of these losses that you recognized during fiscal 2009 related to securities. Please also revise future filings as appropriate to include the disclosures outlined in section 320-10-50 of the FASB Accounting Standard Codification.

RESPONSE:

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     The explanation of losses on impairment of securities for fiscal year 2009 is as follows. Consolidated losses on impairment of securities for fiscal year 2009 increased by Yen 26.6 billion to Yen 26.8 billion from Yen 0.1 billion for fiscal year 2008. The impaired securities consist almost entirely of available-for-sale securities. The number of impaired available-for-sale securities was 23. The cause of the impairment was the decline of the stock markets. Ricoh regarded these losses as other-than-temporary impairments because it did not believe that the quoted market price of such securities would recover to its cost basis within the near term. Ricoh will include in the footnotes to its consolidated financial statements in future filings more detailed explanation of the nature of the losses that it recognized during fiscal 2009 related to securities.

In addition, Ricoh will revise the footnotes to its consolidated financial statements in future filings as appropriate to include the disclosures outlined in section 320-10-50 of the FASB Accounting Standard Codification.

Exhibits 12.1 and 12.2
----------------------

9. We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Instruction 12 to the Exhibits of Form 20-F. Specifically, we note that you improperly include the title of the certifying official in the introduction of your certification. Please revise your certifications in future filings to conform to the exact wording required by Instruction 12 to the Exhibits of Form 20-F.

RESPONSE:

     In accordance with your comment, Ricoh will revise its certifications pursuant to Exchange Act Rule 13a-14(a) in future filings to conform to the exact wording required by Instruction 12 to the Exhibits of Form 20-F, and Ricoh will not include the title of the certifying individual in the introduction of such certifications.

                                      * * *

     In connection with Ricoh's response to your comments on its filing, Ricoh acknowledges that (i) Ricoh is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) Ricoh may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions regarding the responses set force in this letter, please do not hesitate to contact my colleague Hisaki Tsunoda, General Manager of Accounting Department (+81-3-6278-4901;
hisaki.tsunoda@nts.ricoh.co.jp) or myself (+81-3-5411-4738;
zenji.miura@nts.ricoh.co.jp) either by phone and/or email.

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                                        Sincerely,


                                        /s/ Zenji Miura
                                        ---------------
                                        Zenji Miura
                                        Director, Chief Financial Officer
                                        Corporate Executive Vice President
                                        Ricoh Company, Ltd.

cc:  Ms. Tara Harkins, Staff Accountant
     United States Securities and Exchange Commission

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